

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via Email
Scott J. Leichtner, Esq.
Vice President and General Counsel
Glu Mobile Inc.
45 Fremont Street, Suite 2800
San Francisco, California 94105

>   **Re: Glu Mobile Inc.**
>   **Form 8-K**
>   **Filed August 2, 2011**
>   **File No. 001-33368**
>
>   **Registration Statement on Form S-3**
>   **Filed August 15, 2011**
>   **File No. 333-176325**
>
>   **Registration Statement on Form S-3**
>   **Filed August 15, 2011**
>   **File No. 333-176327**

Dear Mr. Leichtner:

We have limited our review of the above-cited filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Form 8-K

1.   We note that the Form 8-K disclosing the company's acquisition of Griptonite, Inc. on August 2, 2011 in exchange for 6,106,015 shares of the company's common stock indicates that you will include the financial statements reflecting the acquisition of Griptonite in a subsequent amendment. Please tell us the basis for your conclusion that you may rely on Item 9.01(a)(4) of Form 8-K. As part of your response, address whether the transaction meets the 50% significance level and provide the calculations that support your conclusion. Refer to Exchange Act Release No. 34-37802.

Form S-3 (File No. 333-176325)

Cover Page

2.   Please revise the cover page to identify the single selling shareholder by name.

Selling Stockholder, page 24

3.   Please disclose the individuals who have sole or shared voting and/or dispositive power with respect to the shares to be offered for resale by Foundation 9 Entertainment, Inc. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4.   Please revise the selling shareholder table to include the maximum number of shares being offered, including the shares that may be issued in connection with the potential working capital adjustment and potential indemnification claims.

Plan of Distribution, page 25

5.   Please provide a detailed description of the provisions relating to the additional shares that are issuable to the selling shareholder in connection with a potential working capital adjustment and potential indemnification claims. Consider presenting this information in tabular format to the extent that it would be helpful to investors in understanding the range of shares that could be issued pursuant to these provisions in the merger agreement. In addition, please revise the summary section to include a cross-reference to the more detailed discussion of the provisions governing the additional shares.

Undertakings, page II-2

6.   We note that you have included the undertaking in Item 512(a)(5)(i) of Regulation S-K in reliance on Rule 430B. It appears that you have not omitted any information from the registration statement. Please advise why you believe that this undertaking is applicable to your transaction. Please note that this comment also applies to the registration statement on Form S-3 (File No. 333-176327).

Exhibits

7.   We note that the legal opinion expresses no opinion concerning the application or effect of the laws of the State of Washington, which governs any matters related to the effectiveness of the merger. Given that the shares being registered for resale in this registration statement are pursuant to the effectiveness of the merger and the merger agreement, please tell us what consideration you have given to including an opinion on the laws of the State of Washington.

8.   The legal opinion on file dated August 15, 2011 states that it is limited to the laws "as in effect on the date hereof." If this date limitation is retained, counsel should provide a revised legality opinion dated as close as practicable to the requested effectiveness date of the registration statement. Alternatively, please have counsel revise the opinion to eliminate the limitation. Please note that this comment also applies to the registration statement on Form S-3 (File No. 333-176327).

9.   Please tell us what consideration you have given to filing the exhibits to the merger agreement by and among Glu Mobile Inc., Granite Acquisition Corp., and Foundation 9 Entertainment, Inc. It appears that some of the exhibits, such as the Transition Services Agreement and the Software Cross-License Agreement, could be material to an investor's understanding of the agreement. See Item 601(b)(2) of Regulation S-K. In addition, to the extent exhibits or schedules to the merger agreement are omitted, please provide the representation required by Item 601(b)(2) indicating that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Form S-3 (File No. 333-176327)

Cover Page

10.   Please revise the cover page to concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. State the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature. Please note that this comment also applies to the registration statement on Form S-3 (File No. 333-176325).

Plan of Distribution, page 24

11.   Please provide a detailed description of the shares that are being held in escrow until August 1, 2012 and the provisions in Article VII of the Share Purchase Agreement relating to those shares that are issuable upon satisfaction of certain indemnification claims.

Exhibits

12.   We note that the legal opinion expresses no opinion concerning the application or effect of the laws of the Province of Ontario and the federal laws of Canada, which govern the Share Purchase Agreement. Given that the shares being registered for resale in this registration statement are pursuant to the agreement, please tell us what consideration you have given to including an opinion on the laws of the Province of Ontario and the federal laws of Canada.

13.   Please tell us what consideration you have given to filing the exhibits to the Share Purchase agreement by and among Glu Mobile Inc., Blammo Games Inc., and certain

persons. It appears that some of the exhibits, such as the Existing Development Agreement, could be material to an investor's understanding of the agreement. See Item 601(b)(2) of Regulation S-K. In addition, to the extent exhibits or schedules to the merger agreement are omitted, please provide the representation required by Item 601(b)(2) indicating that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions or, in her absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Email</u>
        David Bell, Esq.
        Fenwick & West LLP